SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 4)*

Hospitality Investors Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44107J108
(CUSIP Number)

Justin Beber
Brookfield Asset Management Inc.
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario M5J2T3
Telephone: (416) 359-8598
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven L. Wilner, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000
December 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.          Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 34 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44107J108	13D	Page 2 of 34 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
27,946,597.48*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
27,946,597.48*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,946,597.48*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.67%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.
** The calculation is based on 67,072,154.48 shares of Common Stock (as defined herein) outstanding, which includes (i) the 39,151,201 shares of Common Stock outstanding as of November 1, 2019 (which includes the 25,644 Restricted Shares (as defined below) granted to BSREP II Board (as defined below), 10,858 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer (as defined below) as described below in Item 5), based on information received from the Issuer, and (ii) 27,920,953.48 shares of Common Stock issuable upon redemption of OP Units (as defined herein) deliverable upon conversion of the Class C Units (as defined herein).

CUSIP No. 44107J108	13D	Page 3 of 34 Pages

1	NAMES OF REPORTING PERSONS
Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
27,946,597.48*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
27,946,597.48*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,946,597.48*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.67%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 67,072,154.48 shares of Common Stock outstanding, which includes (i) the 39,151,201 shares of Common Stock outstanding as of November 1, 2019 (which includes the 25,644 Restricted Shares granted to BSREP II Board, 10,858 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 27,920,953.48 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 4 of 34 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Holdings Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
27,946,597.48*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
27,946,597.48*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,946,597.48*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.67%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 67,072,154.48 shares of Common Stock outstanding, which includes (i) the 39,151,201 shares of Common Stock outstanding as of November 1, 2019 (which includes the 25,644 Restricted Shares granted to BSREP II Board, 10,858 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 27,920,953.48 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 5 of 34 Pages

1	NAMES OF REPORTING PERSONS
Brookfield US Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
27,946,597.48*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
27,946,597.48*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,946,597.48*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.67%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 67,072,154.48 shares of Common Stock outstanding, which includes (i) the 39,151,201 shares of Common Stock outstanding as of November 1, 2019 (which includes the 25,644 Restricted Shares granted to BSREP II Board, 10,858 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 27,920,953.48 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 6 of 34 Pages

1	NAMES OF REPORTING PERSONS
Brookfield US Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
27,946,597.48*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
27,946,597.48*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,946,597.48*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.67%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 67,072,154.48 shares of Common Stock outstanding, which includes (i) the 39,151,201 shares of Common Stock outstanding as of November 1, 2019 (which includes the 25,644 Restricted Shares granted to BSREP II Board, 10,858 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 27,920,953.48 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 7 of 34 Pages

1	NAMES OF REPORTING PERSONS
BUSC Finance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
27,946,597.48*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
27,946,597.48*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,946,597.48*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.67%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 67,072,154.48 shares of Common Stock outstanding, which includes (i) the 39,151,201 shares of Common Stock outstanding as of November 1, 2019 (which includes the 25,644 Restricted Shares granted to BSREP II Board, 10,858 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 27,920,953.48 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 8 of 34 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Property Master Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
27,946,597.48*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
27,946,597.48*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,946,597.48*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.67%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 67,072,154.48 shares of Common Stock outstanding, which includes (i) the 39,151,201 shares of Common Stock outstanding as of November 1, 2019 (which includes the 25,644 Restricted Shares granted to BSREP II Board, 10,858 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 27,920,953.48 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 9 of 34 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Property Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
27,946,597.48*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
27,946,597.48*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,946,597.48*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.67%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 67,072,154.48 shares of Common Stock outstanding, which includes (i) the 39,151,201 shares of Common Stock outstanding as of November 1, 2019 (which includes the 25,644 Restricted Shares granted to BSREP II Board, 10,858 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 27,920,953.48 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 10 of 34 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II GP OF GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
27,946,597.48*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
27,946,597.48*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,946,597.48*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.67%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 67,072,154.48 shares of Common Stock outstanding, which includes (i) the 39,151,201 shares of Common Stock outstanding as of November 1, 2019 (which includes the 25,644 Restricted Shares granted to BSREP II Board, 10,858 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 27,920,953.48 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 11 of 34 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
27,946,597.48*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
27,946,597.48*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,946,597.48*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.67%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 5.
** The calculation is based on 67,072,154.48 shares of Common Stock outstanding, which includes (i) the 39,151,201 shares of Common Stock outstanding as of November 1, 2019 (which includes the 25,644 Restricted Shares granted to BSREP II Board, 10,858 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 27,920,953.48 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 12 of 34 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
27,946,597.48*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
27,946,597.48*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,946,597.48*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.67%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 67,072,154.48 shares of Common Stock outstanding, which includes (i) the 39,151,201 shares of Common Stock outstanding as of November 1, 2019 (which includes the 25,644 Restricted Shares granted to BSREP II Board, 10,858 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 27,920,953.48 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Schedule 13D/A

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on April 10, 2017 (the “Original 13D”), as amended and supplemented by Amendment No. 1 on February 28, 2018 (“Amendment No. 1”), Amendment No. 2 on January 3, 2019 (“Amendment No. 2”), Amendment No. 3 on February 27, 2019 (“Amendment No. 3”) (the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, collectively, the “Amended Schedule 13D”), with respect to the Common Stock.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Amended Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Amended Schedule 13D.

The Reporting Persons are filing this amendment to reflect their new percentage of beneficial ownership of the Issuer, which has increased as a result of (i) the issuance by the Issuer to the Brookfield Investor of 215,378.75 Class C Units on March 29, 2019, 339,747.46 Class C Units on June 28, 2019, 347,822.16 Class C Units on September 30, 2019 and 352,266.56 Class C Units on December 31, 2019 as payments-in-kind for the quarterly distributions declared on Class C Units pursuant to the A&R LPA and (ii) the grant by the Issuer to BSREP II Hospitality II Board LLC, a wholly-owned subsidiary of the Brookfield Investor, of 10,858 shares of Common Stock on July 1, 2019, subject to forfeiture in respect of Lowell G. Baron’s and Bruce G. Wiles’ service as directors of the Issuer.

Item 2.	Identity and Background

This Amendment amends and restates the entirety of Item 2 of the Amended Schedule 13D as set forth below.

a.	This 13D is being filed by each of the following persons (each, a “Reporting Person”, and, collectively, the “Reporting Persons”):

i.	Brookfield Asset Management Inc. (“BAM”), a corporation formed under the laws of the Province of Ontario;

ii.
Partners Limited (“Partners Limited”), a corporation formed under the laws of the Province of Ontario that holds 867,495 class A limited voting shares of BAM, representing approximately 0.1% of such shares, and 85,120 class B limited voting shares of BAM, representing 100% of such shares;

iii.	Brookfield Holdings Canada Inc. (“BHC”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BAM;

iv.	Brookfield US Holdings Inc. (“BUSHI”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BHC;

v.
Brookfield US Inc. (“BUSI”), a Delaware corporation and a wholly-owned subsidiary of BUSHI. On or about January 3, 2019, pursuant to an internal reorganization, Brookfield US Corporation, a Delaware corporation, merged with and into Brookfield Special Opportunities Inc. (“BSO”), with BSO surviving the merger as a wholly-owned subsidiary of BUSHI and the direct parent company of BUSC Finance (as defined below). BSO subsequently changed its name to Brookfield US Inc. (“BUSI”);

vi.	BUSC Finance LLC (“BUSC Finance”), a Delaware limited liability company and a wholly-owned subsidiary of BUSI;

vii.	Brookfield Property Master Holdings LLC (“BPMH”), a Delaware limited liability company and a wholly-owned subsidiary of BUSC Finance;

viii.
Brookfield Property Group LLC (“BPG”), a Delaware limited liability company. BPMH holds 19,969,927.43 class A common shares of BPG, representing approximately 99% voting interest of shares of BPG, and BUSC Finance holds 40,000,000 preferred shares of BPG, representing approximately 1% of voting interest of shares of BPG;

ix.
Brookfield Strategic Real Estate Partners II GP OF GP LLC (“Ultimate GP”), a Delaware limited liability company, a wholly-owned subsidiary of BPG and the general partner of BSREP II GP (as defined below);

x.	Brookfield Strategic Real Estate Partners II GP L.P. (“BSREP II GP”), a Delaware limited partnership and the sole manager of the Brookfield Investor (as defined below); and

xi.
Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (the “Brookfield Investor”), a Delaware limited liability company and owner of 100% of the outstanding Class C Units of the OP (as defined below).

Schedule I with respect to BAM, Schedule II with respect to Partners Limited, Schedule III with respect to BHC, Schedule IV with respect to BUSHI, Schedule V with respect to BUSI, Schedule VI with respect to BUSC Finance, Schedule VII with respect to BPMH, Schedule VIII with respect to BPG, Schedule IX with respect to Ultimate GP, Schedule X with respect to BSREP II GP, and Schedule XI with respect to the Brookfield Investor set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

b.
The principal business address of each of BAM, Partners Limited, BHC and BUSHI is 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal address of each of BUSI, BUSC Finance, BPMH, BPG, Ultimate GP, BSREP II GP and the Brookfield Investor is Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023.

Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X and Schedule XI set forth the principal business address of each Scheduled Person.

c.
The principal business of BAM is to own and operate assets with a focus on property, renewable power, infrastructure and private equity. The principal business of each of Partners Limited, BHC, BUSI, BUSC Finance, BPMH, BPG and BUSHI is to serve as a holding company. The principal business of each of Ultimate GP and BSREP II GP is to serve as general partner or manager, as applicable, for a variety of certain private investment vehicles, including the Brookfield Investor. The principal business of the Brookfield Investor is to serve as a special purpose entity for the purpose of making certain investments, including investments in the Company.

Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X and Schedule XI set forth the principal occupation or employment of each Scheduled Person.

d.
During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e.
Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X and Schedule XI set forth the citizenships of each of the Scheduled Persons who is a natural person.

Item 4.	Purpose of Transaction

Item 4 of the Amended Schedule 13D is amended by adding the following paragraphs beneath the eleventh paragraph under the subheading “Distributions” under the subheading “Terms of the Class C Units”:

On March 29, 2019, the Brookfield Investor received 215,378.75 Class C Units as a payment-in-kind dividend on 26,665,738.56 Class C Units (adjusted by .01 unit due to rounding) owned by the Brookfield Investor at the time of the dividend payment date in accordance with the terms of the Amended & Restated Agreement of Limited Partnership of OpCo. As a result of the foregoing transactions, the Brookfield Investor owned 26,881,117.31Class C Units (adjusted by .01 unit due to rounding) on March 29, 2019.

On June 28, 2019, the Brookfield Investor received 339,747.46 Class C Units as a payment-in-kind dividend on 26,881,117.31 Class C Units (adjusted by .01 unit due to rounding) owned by the Brookfield Investor at the time of the dividend payment date in accordance with the terms of the Amended & Restated Agreement of Limited Partnership of OpCo. As a result of the foregoing transactions, the Brookfield Investor owned 27,220,864.81 Class C Units (adjusted by .01 unit due to rounding) on June 28, 2019.

On September 30, 2019, the Brookfield Investor received 347,822.16 Class C Units as a payment-in-kind dividend on 27,220,864.81 Class C Units (adjusted by .01 unit due to rounding) owned by the Brookfield Investor at the time of the dividend payment date in accordance with the terms of the Amended & Restated Agreement of Limited Partnership of OpCo. As a result of the foregoing transactions, the Brookfield Investor owned 27,568,686.97 Class C Units (adjusted by .01 unit due to rounding) on September 30, 2019.

On December 31, 2019, the Brookfield Investor received 352,266.56 Class C Units as a payment-in-kind dividend on 27,568,686.97 Class C Units (adjusted by .01 unit due to rounding) owned by the Brookfield Investor at the time of the dividend payment date in accordance with the terms of the Amended & Restated Agreement of Limited Partnership of OpCo. As a result of the foregoing transactions, the Brookfield Investor owned 27,920,953.48 Class C Units (adjusted by .01 unit due to rounding) on December 31, 2019.

Item 4 of the Amended Schedule 13D is amended by adding the following paragraphs beneath the seventh paragraph under the subheading “Directors”:

On July 1, 2019, the Issuer granted BSREP II Board 10,858 Restricted Shares subject to forfeiture in respect of Mr. Baron's and Mr. Wiles's service as directors of the Issuer. Such Restricted Shares vest on the earliest of (i) the date of the annual meeting of the Board in 2020; (ii) July 1, 2020; and (iii) a Change in Control, as such term is defined in the Amended and Restated Employee and Director Incentive Restricted Share Plan of the Issuer, provided that, as of each such date, BSREP II Board or its affiliate retains the right to appoint designees to the Board. The Brookfield Investor owns such 10,858 Restricted Shares through its wholly-owned subsidiary BSREP II Board. As a result of the foregoing transaction, BSREP II owns 25,644 Restricted Shares, 10,858 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer, through BSREP II Board.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates the entirety of Item 5 of the Amended Schedule 13D as set forth below.

(a), (b) The following sentences assume that there is a total of 67,072,154.48 shares of Common Stock outstanding, which includes (i) the 39,151,201 shares of Common Stock outstanding as of November 1, 2019 (which includes the 25,644 Restricted Shares granted to BSREP II Board, 10,858 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer), based on information received from the Issuer, and (ii) 27,920,953.48 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

The Brookfield Investor directly holds 27,920,953.48 Class C Units, which are convertible into OP Units at any time at the option of the Brookfield Investor at the Conversion Price. OP Units are, in turn, generally redeemable for shares of the Common Stock on a one-for-one-basis or the cash value of a corresponding number of shares of Common Stock, at the election of the Issuer, in accordance with the terms of the A&R LPA.  The Brookfield Investor also holds 25,644 Restricted Shares through its wholly-owned subsidiary BSREP II Board. Accordingly, the Brookfield Investor may be deemed to beneficially own 27,946,597.48 shares of Common Stock as of the date hereof, which constitutes 41.67% of the outstanding Common Stock.

As sole manager of the Brookfield Investor, BSREP II GP may be deemed to beneficially own all 27,920,953.48 Class C Units and 25,644 Restricted Shares as described above owned by the Brookfield Investor. As direct and indirect controlling persons of BSREP II GP, each of BAM, Partners Limited, BHC, BUSHI, BUSI, BUSC Finance, BPMH, BPG and Ultimate GP may be deemed to share with BSREP II GP beneficial ownership of such shares of Common Stock underlying such Class C Units and such Restricted Shares.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2020

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Justin Beber
Name:	Justin Beber
Title:	Chief Legal Officer and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name:	Brian Lawson
Title:	President

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Vice President and Secretary

BROOKFIELD US HOLDINGS INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Vice President and Secretary

BROOKFIELD US INC.

By:	/s/ Josh Zinn
Name:	Josh Zinn
Title:	Vice President

BUSC FINANCE LLC

By:	/s/ Josh Zinn
Name:	Josh Zinn
Title:	Vice President

BROOKFIELD PROPERTY MASTER HOLDINGS LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP OF GP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP L.P.

By: BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP OF GP LLC, its general partner

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II HOSPITALITY REIT II LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director of BAM and Former President and Chief Executive Officer of General Electric Canada Company Inc.	Canada and U.S.A.
Jeffrey M. Blidner, Director and Vice Chairman	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of BAM	Canada
Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Marcel R. Coutu, Director	Suite 1210, 225 – 6th Ave. S.W., Calgary, Alberta T2P 1N2	Corporate Director	Canada
Maureen Kempston Drakes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director of BAM and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada
J. Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25, Canary Wharf, London E14 5AA U.K.	Chief Executive Officer of BAM	Canada
Brian W. Kingston, Managing Partner	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner of BAM	Canada
Brian D. Lawson, Managing Partner and Chief Financial Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of BAM	Canada
Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon, Rio de Janeiro	Former CEO of Vale SA	Brazil
Rafael Miranda, Director	C/ Principe de Viana 9, Madrid, Spain	Former CEO of Endesa, S.A. and Chair of Acerinox	Spain
Cyrus Madon, Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of BAM and Deputy Chair of TD Bank Group	Canada
Lord Augustine Thomas O’Donnell, Director	Frontier Economics Limited, 71 High Holborn, London, U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom
Samuel J.B. Pollock, Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada
Ngee Huat Seek, Director	501 Orchard Road #08—01 Wheelock Place Singapore 238880	Chairman of GLP IM Holdings Limited	Singapore
Diana L. Taylor, Director	c/o Bloomberg Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Former Vice Chair of Solera Capital LLC	U.S.A and Canada
Justin Beber, Managing Partner, Head of Corporate Strategy Chief Legal Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy Chief Legal Officer	Canada
Timothy R. Price	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Sachin Shah, Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada

SCHEDULE II

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Brian D. Lawson, Director and President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada
Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada
Loretta Corso, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator – Corporate Secretary of BAM	Canada
Brian W. Kingston	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner of BAM	Canada
Cyrus Madon	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada
Samuel J.B. Pollock	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada
Sachin Shah, Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada

SCHEDULE III

Brookfield Holdings Canada Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Aleks Novakovic, Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, BAM	Canada
Karly Dyck Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance, BAM	Canada
Thomas Douglas Corbett, Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance, BAM	Canada
Katayoon Sarpash, Director, Vice President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, BAM	Canada
Cam Ha, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Tax, BAM	Canada
Aaron Kline, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, BAM	Canada

SCHEDULE IV

Brookfield US Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Aleks Novakovic, Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, BAM	Canada
Karly Dyck Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance, BAM	Canada
Thomas Douglas Corbett, Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance, BAM	Canada
Katayoon Sarpash, Director, Vice President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, BAM	Canada
Cam Ha, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Tax, BAM	Canada
Aaron Kline, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, BAM	Canada

SCHEDULE V

Brookfield US Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice-Chairman, BAM	U.S.A
Karly Dyck Director, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance, BAM	Canada
Jordan Kolar Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Director, Tax, BAM	U.S.A.
Mark Srulowitz Director, President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner, BAM	U.S.A.
Josh Zinn Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Vice President, BAM	Australia
Connor Teskey Director	One Canada Square, Level 25 Canary Wharf London E14 5AA, U.K.	Managing Partner, BAM	Canada

SCHEDULE VI

BUSC Finance LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Mark Srulowitz, President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner, BAM	U.S.A.
Jordan Kolar, Manager and Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director, Tax, BAM	U.S.A.
Josh Zinn, Manager and Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President, BAM	Australia
Karly Dyck, Manager and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance, BAM	Canada

SCHEDULE VII

Brookfield Property Master Holdings LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Richard Clark, Chairman	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner	U.S.A
Cristiano Machado, Managing Director and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Carolyn Bidwell, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A

Brian Hurowitz, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Bryan Smith, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A

SCHEDULE VIII

Brookfield Property Group LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Richard Clark, Chairman	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Director and Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner	U.S.A
Leila Araiche, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	Canada
Cristiano Machado, Managing Director and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	Brazil
Brett Fox, Director and Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A

Carolyn Bidwell, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Brian Hurowitz, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Bryan Smith, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Jonathan Kramer, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A.

SCHEDULE IX

Brookfield Strategic Real Estate Partners II GP OF GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Cristiano Machado, Managing Director and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Mark Srulowitz, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Bryan Smith, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A

SCHEDULE X

Brookfield Strategic Real Estate Partners II GP L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner	U.S.A
Cristiano Machado, Managing Director and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Mark Srulowitz, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Bryan Smith, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A

SCHEDULE XI

Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Cristiano Machado, Managing Director and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Carolyn Bidwell, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Bryan Smith, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A

INDEX TO EXHIBITS

Exhibit 1
Initial Articles Supplementary of American Realty Capital Hospitality Trust, Inc. filed with the State Department of Assessments and Taxation of Maryland on January 13, 2017 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 2
Securities Purchase, Voting and Standstill Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 3
Framework Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Advisors, LLC, American Realty Capital Hospitality Properties, LLC, American Realty Capital Hospitality Grace Portfolio, LLC, Crestline Hotels & Resorts, LLC, American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP, American Realty Capital Hospitality Special Limited Partnership, LLC, and solely in connection with Sections 7(b), 7(d), 8, 9 and 10 through 22 (inclusive) thereto, Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 4
Articles Supplementary of Hospitality Investors Trust, Inc., filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 5
Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 31, 2017 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 6
Ownership Limit Waiver Agreement, dated as of dated as of March 31, 2017 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 7
Registration Rights Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC, American Realty Capital Hospitality Advisors, LLC and American Realty Capital Hospitality Properties, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 8
Amended and Restated Bylaws of Hospitality Investors Trust, Inc., dated as of March 31, 2017, filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.4 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 9
Compensation Payment Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Lowell G. Baron, Bruce G. Wiles and BSREP II Hospitality II Board LLC (incorporated by reference to Exhibit 10.22 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 10	Joint Filing Agreement (incorporated by reference to Exhibit 10 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 11
First Follow-On Funding Notice dated as of January 12, 2018, by and among Hospitality Investors Trust Operating Partnership, L.P. and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 11 of the Issuer’s Schedule 13D/A filed on February 28, 2018 (Commission File No. 000-89944)).

Exhibit 12	Joint Filing Agreement (incorporated by reference to Exhibit 12 of the Issuer’s Schedule 13D/A filed on January 3, 2019 (Commission File No. 005-89944)).

Exhibit 13
Second Follow-On Funding Notice dated as of January 11, 2019, by and among Hospitality Investors Trust Operating Partnership, L.P. and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 13 of the Issuer’s Schedule 13D/A filed on February 28, 2019 (Commission File No. 005-89944)).